

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

R. Steven Hicks
Chief Executive Officer
Capstar Special Purpose Acquisition Corp.
405 West 14th Street
Austin, TX 78701

> **Re:** **Capstar Special Purpose Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Exhibit Nos. 10.9, 10.10, 10.11**
> **Filed August 10, 2021**
> **File No. 333-258693**

Dear Mr. Hicks:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance